UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
February 7, 2011
Commission File No. 001-32734
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable
     This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333–171964) of Ternium S.A, and to be part thereof, in the prospectus, dated January 31, 2011, included therein, and in the prospectus supplement of Ternium S.A., dated January 31, 2011 from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Pablo Brizzio Name: Pablo Brizzio	By:	/s/ Raul Darderes Name: Raul Darderes
	Title: Attorney-in-Fact		Title: Attorney-in-Fact
Dated: February 7, 2011

Recent Developments
Effective February 3, 2011, the Argentine Secretary of Commerce issued Resolution 14/2011, which requires that prices for steel products sold in Argentina (including products sold by Ternium’s subsidiary Siderar) be limited to those in effect on January 21, 2011, and that sales of steel products be invoiced in Argentine pesos. The government has not indicated the duration of these measures. Siderar believes that these measures do not have factual or legal bases, and intends to challenge them through appropriate proceedings, including court action if necessary. Ternium believes that the impact of these measures on its business and results of operations cannot be reasonably estimated at this time.